SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Capital Raising Update

10 May 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, NEW ZEALAND, SOUTH AFRICA, JAPAN, CANADA OR SWITZERLAND OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Introduction

On 26 April 2010, Bank of Ireland announced proposals (the "Proposals") intended to meet its current and long term capital requirements. The fully underwritten Proposals to raise a minimum of €3.421 billion Equity Tier 1 Capital comprise a firm Institutional Placing of €0.5 billion, a firm placing to the State of €1.036 billion and a Rights Issue of up to €1.885 billion, potentially reduced through equity generation and profit impact of Debt for Equity Offers. The Proposals are subject to Stockholder approval.

Debt for Equity Offers Update

Bank of Ireland has today separately announced the results of (i) the Non US Debt for Equity Offers and (ii) the US Debt for Equity Offers up to 7 May 2010. Under the Debt for Equity Offers, existing holders of certain Tier 1 securities and Upper Tier 2 securities have been offered the opportunity to exchange these securities for (a) cash proceeds from the allotment of Ordinary Stock on behalf of such holders in the Rights Issue (‘Option 1’); or (b) Allotment Instruments of up to €200 million, which automatically convert into the Ordinary Stock on 10 September 2010 (‘Option 2’); or (c) a combination thereof.

The table below summarises the results of (i) the Non US Debt for Equity Offers and (ii) the US Debt for Equity Offers up to 7 May 2010:

	Nominal Amount Outstanding € m	Nominal Amount of Acceptances to Date €m	Option 1 Consideration €m	Option 2 Consideration €m	Capital Gain €m
Non US Debt for Equity Offers	922	401	270	29	102
US Debt for Equity Offers	575	451	287	32	131
	1,497	852	557	61	233

Implications for the Rights Issue and the Bank’s Capital

The Rights Issue of up to €1.885 billion announced on 26 April 2010 is to be reduced by the quantum of Allotment Instruments issued under Option 2, and by the amount of the capital gain arising under the Debt for Equity Offers (€233 million), the latter being subject to a cap of €100 million. As a consequence of the Debt for Equity Offers results detailed above, the Rights Issue is expected to be reduced by approximately €0.161 billion to €1.723 billion, with the undertaking of the NPRFC to take up its rights being reduced to approximately €0.626 billion and the balance of the rights issue, which is fully underwritten, being reduced to approximately €1.097 billion.

The rights issue will be priced at a 38% to 42% discount to TERP, based on the closing share price on 14 May 2010. The final rights issue terms will be announced on 17 May 2010.

The amount of the capital gain in excess of €100 million generated by the Debt for Equity Offers to date (i.e. €133 million), will be applied to the capital of the Bank.

The US Debt for Equity Offers are expected to remain open until 8 June 2010. The Non US Debt for Equity Offers closed on 7 May 2010.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 766 23 4703
Geraldine Deighan	Head of Group Investor Relations	+353 (0) 766 23 4729
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 766 23 4770

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States, and the Securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States, or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the Securities or the accuracy or adequacy of any of the documents or other information contained therein.

None of the Minister for Finance, the Department of Finance, the Irish Government, the NTMA, the NPRFC or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a “Relevant Person”) accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (the “Announcement”). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of the Announcement. No Relevant Person has authorised or will authorise the contents of the Announcement, or has recommended endorsed the merits of any course of action contemplated by the Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 10 May 2010